RELX PLC

Result of Annual General Meeting 2025

The Company held its Annual General Meeting at 9:30 am today, Thursday 24 April 2025.

All valid proxy votes (whether submitted electronically or in hard copy form) were included in the poll taken at the meeting.

The table below shows the results of the poll on all 20 resolutions.

	Resolution	Votes For	% votes cast for	Votes Against	% votes cast against	Total votes cast (excluding votes withheld)	% of issued capital voted (excluding treasury shares)	Votes Withheld
1.	Receive the 2024 Annual Report	1,497,098,391	99.69	4,644,788	0.31	1,501,743,179	81.29%	2,923,137
2.	Approve the Directors’ Remuneration Report	1,439,249,912	95.68	65,010,139	4.32	1,504,260,051	81.43%	401,804
3.	Declaration of a final dividend	1,500,346,922	99.73	3,998,447	0.27	1,504,345,369	81.43%	320,947
4.	Re-appointment of auditor	1,496,341,407	99.51	7,427,576	0.49	1,503,768,983	81.40%	897,333
5.	Auditors’ remuneration	1,497,691,927	99.60	6,084,816	0.40	1,503,776,743	81.40%	889,573
6.	Elect Andy Halford as a Director	1,503,230,052	99.93	1,079,387	0.07	1,504,309,439	81.43%	356,127
7.	Re-elect Paul Walker as a Director	1,432,033,157	95.61	65,732,706	4.39	1,497,765,863	81.08%	6,899,702
8.	Re-elect Erik Engstrom as a Director	1,499,376,649	99.86	2,065,479	0.14	1,501,442,128	81.28%	3,223,438
9.	Re-elect Nick Luff as a Director	1,498,412,676	99.60	5,977,212	0.40	1,504,389,888	81.44%	275,678
10.	Re-elect Alistair Cox as a Director	1,492,067,672	99.19	12,245,801	0.81	1,504,313,473	81.43%	352,093
11.	Re-elect June Felix as a Director	1,502,009,715	99.85	2,304,540	0.15	1,504,314,255	81.43%	351,311
12.	Re-elect Charlotte Hogg as a Director	1,504,107,872	99.99	208,102	0.01	1,504,315,974	81.43%	350,342
13.	Re-elect Andrew Sukawaty as a Director	1,482,900,690	98.58	21,412,665	1.42	1,504,313,355	81.43%	352,211
14.	Re-elect Bianca Tetteroo as a Director	1,504,058,748	99.98	257,350	0.02	1,504,316,098	81.43%	349,468
15.	Re-elect Suzanne Wood as a Director	1,468,281,453	97.61	36,011,771	2.39	1,504,293,224	81.43%	372,342
16.	Authority to allot shares	1,381,070,088	91.81	123,216,939	8.19	1,504,287,027	81.43%	378,538
17.	Disapplication of pre-emption rights	1,473,604,617	98.41	23,834,968	1.59	1,497,439,585	81.06%	7,225,981
18.	Additional disapplication of pre-emption rights	1,466,598,246	97.94	30,848,740	2.06	1,497,446,986	81.06%	7,218,580

19.	Authority to purchase own shares	1,491,961,703	99.25	11,348,380	0.75	1,503,310,083	81.38%	1,355,483
20.	Notice period for general meetings	1,381,599,424	91.84	122,701,399	8.16	1,504,300,823	81.43%	364,742

NOTES:

1.	The ‘For’ vote includes those giving the Chair discretion.

2.	Votes ‘Withheld’ are not a vote in law and are not counted in the calculation of the percentage of votes ‘For’ or ‘Against’ a resolution.

3.	Resolutions 17 to 20 are Special Resolutions.

4.	At the close of business on Tuesday, 22 April 2025 the total number of ordinary shares in issue, excluding treasury shares, was 1,847,309,468.

5.	The full text of the resolutions can be found in the Notice of Annual General Meeting, which is available for inspection at the National Storage Mechanism https://data.fca.org.uk/#/nsm/nationalstoragemechanism and on the Company's website at www.relx.com.

6.

In accordance with Listing Rule 6.4.2, a copy of the resolutions passed, other than resolutions concerning ordinary business, will shortly be submitted to the National Storage Mechanism for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.